May 25, 2007

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0402

RE:	Aces Wired, Inc. Registration Statement on Form SB-2/A#1 Filed February 16, 2007 File No. 333-138527

Dear Mr. Foti:

Thank you for the comments included in your letter to us, dated March 14, 2007. Following your request, we have reproduced each of your comments below and have included specific responses following each comment. Unless indicated otherwise, all references in this letter are to the applicable sections of Amendment No. 2 to Form SB-2 that we filed with the Commission on May 25, 2007 (Amendment No. 2), and the quarterly and annual consolidated financial statements of Aces Wired, Inc. that are included with Amendment No. 2.

Form SB-2/A Registration Statement

Management Discussion and Analysis

Results of Operations, page 14

Comment:

1.
You have not substantively justified the use of EBITDA and do not meet the conditions of use specified in FR-65 and the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Therefore, please revise your filing to eliminate the presentation of EBITDA.

Response:

We have eliminated all references to EBITDA in Amendment No. 2.

Significant Accounting Policies, page 19

Comment:

2.
We note your response to our prior comment #5; however, we believe you should expand your critical accounting policies disclosures to address each accounting policy that requires management’s most difficult, subjective or complex judgments. For example, you should provide disclosure addressing any uncertainties or significant judgments surrounding your accounting for share based compensation. Please ensure that you do not simply duplicate the accounting policy disclosures in the notes to the financial statements. For guidance refer to FRR 72.

Response:

We have included the following language regarding our critical accounting policies in Amendment No. 2.

Joseph A. Foti
May 25, 2007

Critical Accounting Policies

Our discussion and analysis of our results of our operations and financial position are based upon our consolidated financial statements and the information used to prepare them. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and require us to make estimates and judgments that affect the reported amounts of our assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering the pertinent and available information. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies and estimates are defined as those accounting policies and estimates that are reflective of significant judgments and uncertainties and that potentially can result in materially different results under different assumptions and conditions. The application of our critical and significant accounting policies are disclosed in Note 3, “Summary of Significant Accounting Policies,” Note 5, “Intangible Assets and Goodwill,” and Note 6, “Share-Based Compensation,” to our consolidated financial statements as of and for the 52-week period ended October 29, 2006 included in this registration statement.

Share-Based Compensation.

For all reporting periods prior to January 28, 2007, our only share-based compensation plan related to the one-time grant on October 4, 2006 of approximately 1.1 millions shares of restricted common stock to certain of our executive officers, certain employees and all of our non-employee directors. We estimated that the fair value of the restricted common stock was $5.00 per share (or approximately $5.6 million in total), which fair value was based on the sales price per share of 1.612 million shares of nonredeemable convertible preferred stock we sold on October 11, 2006. The restricted common stock was granted in exchange for certain profit interests such officers, employees and non-employee directors held in Goodtime Action Amusement Partners, L.P. (Goodtime) prior to our acquisition of Goodtime on October 4, 2006. We accounted for the exchange as a modification of an award pursuant to Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), which we adopted concurrent with the exchange. To date, our common stock has never been publicly traded. Accordingly, we based our fair value estimate of the restricted common stock on the sales price per share of the convertible preferred stock because the preferred stock automatically converts into an equal number of common stock shares upon the effectiveness of this registration statement, the holders of the preferred stock are not entitled to regular dividends and the grant of the restricted common stock and the issuance of the convertible preferred stock were both directly associated with our acquisition of Goodtime.

On March 8, 2007, a majority of our common stockholders approved the Aces Wired, Inc. 2007 Stock Incentive Plan (the 2007 Stock Incentive Plan), which plan provides for the granting of common stock and cash based awards, including stock options, to our employees, non-employee directors and other persons providing goods and services to us. We will account for the grants of awards made under the 2007 Stock Incentive Plan in accordance with SFAS 123R, which replaced SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), and superseded Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). SFAS 123R requires that all share-based payments to employees, including grants of stock options to employees, be recognized as compensation cost in the financial statements based on their fair values. SFAS 123R also requires that the realized excess tax benefits associated with these share-based payments be classified as financing activities in the statement of cash flows rather than as operating activities as was the practice under SFAS 123 and APB 25. Prior to our adoption of SFAS 123R, we accounted for the profit interests as liability awards pursuant to SFAS 123, but did not recognize any compensation expense associated with the profit interests because they had market conditions that had not been satisfied.

SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of such awards generally on the dates they are granted. The fair value of a share of nonvested stock awarded to an employee is measured at the market price (or estimated market price, if the stock is not publicly traded) of a share of the same stock as if it were vested and issued on the grant date. The fair value of the awards of stock options is estimated using option-pricing models. The resultant cost is recognized as compensation cost over the period of time during which an employee is required to provide services to the company (the service period) in exchange for the award, the service period generally being the same as the vesting period of the award.

Joseph A. Foti
May 25, 2007

The fair values of our stock options will be estimated using the Black-Scholes-Merton option-pricing model. This option-pricing model requires us to make several assumptions regarding the following key variables used in the model to calculate the fair value of the stock options. Our stock options will be granted with at-the-money exercise prices.

•	The risk-free interest rate will be based on the U.S. Treasury yield curve in effect for the expected lives of the options at their dates of grant.

•	The dividend yield will initially be zero percent as we have never paid nor do we intend to pay dividends on our common stock in the foreseeable future.

•
The expected lives of stock our options will initially be determined using the “simplified” method prescribed in the SEC’s Staff Accounting Bulletin No. 107 (SAB 107) as we expect our options to be “plain vanilla options,” as such term is defined in SAB 107, and we have no historical experience upon which to otherwise reasonably estimate such expected lives.

•
The volatility of an entity’s common stock is the most critical assumption used in calculating the fair value of stock options. For entities who have little if any trading history for their common stock, like us, SFAS 123R allows such entities to use a volatility factor based on the average volatilities of similar entities and for periods of time approximating the expected terms of the stock options (until such time that an entity has sufficient historical information with which to reasonably estimate the volatility of its own common stock). For purposes of identifying similar entities, an entity considers characteristics such as industry, stage of life cycle, size and financial leverage. Because of the effects of diversification that are present in an industry sector index, the volatility of an index cannot be substituted for the average of volatilities of otherwise similar entities in a fair value measurement.

Compensation cost is recognized only for those options and other equity and liability awards that are expected to vest. However, due to our lack of historical experience in this area, we will initially assume that all such granted awards will vest unless actual experience indicates otherwise. The compensation cost associated with stock options and other equity and liability awards with cliff vesting terms will be recognized over the requisite service period on a straight-line basis. The compensation cost associated with stock options and other equity and liability awards with graded vesting terms is recognized over the requisite service period using the graded vesting attribution method, whereby each separately vesting portion of the award is recognized on a straight-line basis as if the award was in-substance, multiple awards. In addition to service conditions, equity and liability awards granted under the 2007 Stock Incentive Plan may also include performance or market conditions.

No awards were granted under the 2007 Stock Incentive Plan as of May 18, 2007.

Impairment of Long-Lived Assets.

We record impairment losses on long-lived assets used in operations, primarily property and equipment and intangible assets subject to amortization, when events and circumstances indicate, in management’s judgment, that the assets may be impaired, and the undiscounted cash flows estimated to be generated by those assets are less than the carrying values of those assets. Cash flow estimates are based on historical results adjusted to reflect the best estimate of future market and operating conditions. The net carrying value of long-lived assets not considered to be recoverable is reduced to fair value as of the date of such determination is made. Estimates of fair value represent management’s best estimates based on market trends, recent transactions involving sales of similar assets and, if considered necessary, estimates of future discounted cash flows.

Joseph A. Foti
May 25, 2007

On March 6, 2007, the Attorney General of Texas issued an opinion in which he stated that amusement-with-prize machines that record a player’s winnings on a stored-value debit card are illegal in Texas. As an indirect consequence of this opinion, we closed our gaming amusement centers in Corpus Christi, Nueces County, Texas on March 8, 2007 and in Killeen, Bell County, Texas on March 19, 2007. We also expect to close our gaming amusement center in Amarillo, Potter County, Texas concurrent with the filing in that county of a common nuisance action for the purpose of determining whether our AWP gaming machines constitute gambling devices, gambling paraphernalia or both under Texas law. Court hearings are scheduled for June 25, 2007 in Bell County and September 20, 2007 in Nueces County, which will consider the legality of our amusement-with-prize gaming business in those counties. We cannot presently determine the outcome of these court hearings or whether we will face legal challenges to our amusement-with-prize gaming business in other counties in Texas, nor can we reasonably determine the longevity of or the probability that the closures of the Corpus Christi, Killeen and Amarillo gaming amusement centers will be permanent and/or whether we will be forced to close, either on a temporary or permanent basis, other of our gaming amusement centers in Texas. Accordingly, as of January 28, 2007, we had not recognized impairment losses associated with our long-lived assets, including our intangible assets subject to amortization, related to any of the temporary closures of the gaming amusement centers discussed above or our amusement-with-prize gaming business generally.

Goodwill and Indefinite-Lived Purchased Intangible Assets.

We review the goodwill we acquired upon our acquisition of Aces Wired, LLC for impairment annually and/or whenever events or changes in applicable circumstances indicate the carrying value of such goodwill might not be recoverable, which review is done in accordance with Statement of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 142 requires a two-step impairment test be performed on goodwill. In the first step, the fair value (on an enterprise value basis) of our amusement-with-prize gaming business is compared to the carrying values of the assets associated with that reporting unit. If the fair value of the amusement-with-prize reporting unit exceeds the carrying value of its net assets, then goodwill is not impaired and no further testing is required. If the carrying value of the net assets of the amusement-with-prize reporting unit exceeds its fair value, then the second step of the impairment test is performed in order to determine the implied fair value of the goodwill related to the amusement-with-prize reporting unit. If the carrying value of the goodwill exceeds its implied fair value, then an impairment loss is recorded equal to such difference in the period it is determined that goodwill is impaired. Determining the fair value of a reporting unit and/or purchased goodwill attributable to that reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and the determination of appropriate market comparables. We base our fair value estimates on assumptions management believes to be reasonable, but the outcome of such assumptions are unpredictable and inherently uncertain. Accordingly, actual future results may differ from these estimates. After considering those matters discussed above regarding the opinion issued by the Attorney General of Texas on March 6, 2007 and the resultant temporary closures of certain of our gaming amusement centers, we do not believe that the carrying value of our goodwill was impaired as of January 28, 2007.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4 - Business Combinations

Goodtime, page F-12

Comment:

3.
We note your response to our prior comment 8. Please tell us whether K&B Sales, Inc. and Aces Wired, LLC were under common control prior to the October 31, 2005 exchange transaction with Goodtime L.P., as you stated on page F-48 of your Form SB-2 filed November 8, 2006. If these entities were under common control, please cite the specific authoritative guidance you relied upon in concluding that the exchange should be accounted for as a business combination under SFAS 141 as opposed to an exchange on a historical cost basis similar to the pooling method. See paragraphs 11 and D11-18 of SFAS 141 for guidance.

Joseph A. Foti
May 25, 2007

Response:

During the process of preparing our audited consolidated financial statements for the fiscal year ended October 29, 2006, we did refer to the aforementioned paragraphs of SFAS 141 and EITF 02-5, Definition of Common Control in Relation to FASB Statement No. 141.

A business combination, as defined in SFAS 141, excludes transfers of net assets or exchanges of equity interests between entities under common control [underline added for emphasis] (¶11.). Based upon our reviews of SFAS 141 and EITF 02-5, we have concluded that there was no common control between K&B Sales, Inc. (K&B) and Aces Wired, LLC (AWLLC) prior to their combination with Goodtime L.P. (Goodtime). Prior to the combination transaction, one equity owner of AWLLC also held an equity interest in Goodtime and the equity owners of K&B held an equity interest in Goodtime, but Goodtime had no ownership or management interest in either K&B or AWLLC, and vice versa, and neither K&B nor AWLLC had any ownership or management interest in the other. Accordingly, we have concluded that the purchase method pursuant to SFAS 141 is the correct accounting method for the subject combination. The reasons for our conclusions are as follows.

The substance of the combination of the three entities did not resemble any of the examples presented in paragraph D11 of SFAS 141.

a.	An entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity.

Goodtime was formed by the shareholders of K&B and one of the members of AWLLC prior to and for the purpose of serving as a vehicle for combining the businesses of the then unaffiliated entities, K&B and AWLLC.

b.
A parent company transfers the net assets of a wholly owned subsidiary into the parent company and liquidates the subsidiary. That transaction is a change in legal organization but not a change in the reporting entity.

c.	A parent company transfers its interest in several partially owned subsidiaries to a new wholly owned subsidiary. That also is a change in legal organization but not in the reporting entity.

d.
A parent company exchanges its ownership interests or the net assets of a wholly owned subsidiary for additional shares issued by the parent's partially owned subsidiary, thereby increasing the parent's percentage of ownership in the partially owned subsidiary but leaving all of the existing minority interest outstanding.

Goodtime was not the parent of either of the other two entities prior to the combination. In fact, none of the entities had a parent company, common or otherwise, prior to the October 31, 2005 combination.

While the FASB did not reach a consensus in EITF 02-5, in paragraph 3 of that EITF it refers to the following guidance by the SEC staff regarding “common control.”

a.	An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.

b.	Immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

(1) Immediate family members include a married couple and their children, but not the married couple's grandchildren.

(2) Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration regarding the substance of the ownership and voting relationships.

Joseph A. Foti
May 25, 2007

c.
A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists.

We note that a 50% plus ownership interest in “each” entity appears to be a necessary component of the above guidance. Again, there was no common ownership between K&B and AWLLC or their equity holders prior to the combination with Goodtime.

Other Business Acquisitions, page F-13

Comment:

4.
We note your response to our prior comment 19 and your updated disclosures. You state that you recorded an intangible asset for the present value of the future savings that the company will realize by performing data processing internally. As such, please provide us with a copy of your analysis and all relevant contracts or information justifying the future savings you would receive.

Response:

The financial analysis showing the savings to Aces Wired by buying the assets of eCelerity, LLC, the financial processing company, is included at Exhibit A. The schedule of services and fees from the agreement between Aces Wired and eCelerity, LLC is included at Exhibit B.

Note 6 - Share Based Compensation, page F-14

Comment:

5.	Please revise your filing to comply with the disclosure requirements of paragraph 64 of SFAS 123(R). For further guidance you can also refer to paragraphs A240 and A241 of SFAS 123 (R).

Response:

We reviewed paragraphs 64, A240 and A241 of SFAS 123(R) (particularly paragraph A240). As of October 29, 2006 and through the end of our first fiscal quarter of 2007 ended January 28, 2007, our only share-based compensation plan related to the one-time grant of approximately 1.1 million shares of restricted common stock we made to certain of our executive officers, certain employees and non-employee directors. The reasons for and the financial statement effect of such grant for our fiscal year ended October 29, 2006 are described in detail at the aforementioned Note 6. Prior to and as of the above dates, we did not have any other share-based compensation1., including stock options.

All of the restricted common stock shares had a fair value of $5.00 per share, and the timing and amounts of compensation expense to be recognized in future periods and the timing and number of unvested restricted shares expected to vest were disclosed in Note 6 and Note 12, respectively. Upon further review of such paragraphs we will revise Note 6 and Note 12. Excerpts from such Notes are included below and the revisions thereto are underlined for your convenience.

1 Excluding 40,000 shares of our common stock we issued to an entity for services received, which are also described in Note 6.

Joseph A. Foti
May 25, 2007

6. Share-Based Compensation

Under SFAS 123R, additional compensation cost resulting from the modification of an award is recognized in the reporting period in which the modification occurs. As the Company had not recognized any compensation cost associated with the profit interests granted in Goodtime prior to the modification of those awards on October 4, 2006, the Company recognized compensation cost of approximately $3.5 million (or $0.50 per basic and diluted net loss per common stock share) during fiscal year 2006 resulting primarily from such modification. Compensation cost related to the restricted common stock shares is recognized using the graded vesting attribution method whereby each separately vesting portion of the award is recognized on a straight-line basis as if the award was in-substance, multiple awards. The Company estimates that it will recognize additional compensation cost associated with the future vesting of the restricted common stock shares of approximately $1.7 million in fiscal year 2007 and $0.4 million in fiscal year 2008.

The grant of the restricted common stock is not deductible to the Company because of tax elections made by the Company’s officers, employees and non-employee directors when they received the profit interests in Goodtime. Accordingly, the Company did not recognize any income tax benefits associated with the grant of the restricted common stock.

12. Capital Stock

Approximately 1.1 million shares of vested and unvested restricted common stock shares granted to certain of the Company’s officers, certain employees and all of its non-employee directors were issued and outstanding as of October 29, 2006, of which approximately 305,000 shares were vested and approximately 823,000 shares were unvested as of that date. Approximately 620,000 shares and 203,000 shares of the unvested restricted common stock are expected to vest in fiscal years 2007 and 2008, respectively. The holders of the restricted shares have the same rights and entitlements as the Company’s other common stockholders, such as voting and dividend rights, whether or not such restricted shares are vested.

If you have any questions, please do not hesitate to call me at 214-261-1966.

Sincerely,

Christopher C. Domijan,
Executive Vice President, Chief Financial Officer and Secretary

c:	Via Facsimile (832) 397 8071 William T. Heller IV Esq. Thompson and Knight LLP 333Clay Street, Suite 3300 Houston, Texas 77002

Exhibit A

Financial Analysis - Fair Value of Intangible Asset Purchased from eCelerity, LLC

ACES WIRED, INC
ESTIMATED SAVINGS FROM OWNING FINANCIAL PROCESSING SWITCH

							Terminal
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Value

Monthly Management Fee @$2500 month
Interchange Fee - $.05 per transaction
Activation Fee - $.50 per card
Maintenance Fee - $.15 per month/card
Transaction Fee - $.07 per transaction

Cumulative Number of Machines	150	1,200	2,400	4,000	6,000	8,000
Number of Cards	9,000	72,000	144,000	240,000	360,000	480,000
Number of Transactions per day	200	1,600	3,200	5,333	8,000	10,667

Monthly Management & Connection Fee	$3,690	$3,690	$3,690	$3,690	$3,690	$3,690
Interchange Fee - $.05 per transaction(20% 0f .25)	300	2,400	4,800	8,000	12,000	16,000
Activation Fee - $.50 per card	375	2,625	3,000	4,000	5,000	5,000
Maintenance Fee - $.15 per month/card	1,350	10,800	21,600	36,000	54,000	72,000
Transaction Fee - $.07 per transaction	420	3,360	6,720	11,200	16,800	22,400

Annual Revenue
Management and Connection Fee	44,280	44,280	44,280	44,280	44,280	44,280
Interchange Fee - $.05 per transaction	3,600	28,800	57,600	96,000	144,000	192,000
Activation Fee - $.50 per card	4,500	31,500	36,000	48,000	60,000	60,000
Maintenance Fee - $.15 per month/card	16,200	129,600	259,200	432,000	648,000	864,000
Transaction Fee - $.07 per transaction	5,040	40,320	80,640	134,400	201,600	268,800
Total	73,620	274,500	477,720	754,680	1,097,880	1,429,080

Fixed Operating Costs	125,000	265,000	304,750	350,463	403,032	463,487

Net Profit	$(51,380)	$9,500	$172,970	$404,218	$694,848	$965,593	$3,379,577

NPV @ 35% Discount Rate	$887,173

Exhibit B

eCelerity, LLC Stored Value Card Processing Agreement - Services and Fee Schedule

Exhibit B
Services and Fee Schedule

Monthly Fees	
Program Management Fee	$2,500.00
Direct Connection Fee (CTS to Customer)	$ 100.00
Gateway Connection Fee – ATM	$ 420.00
Gateway Connection Fee – POS	$ 420.00
Maintenance fee per card	$ .15
Web site hosting (if requested by Customer)	$ 250.00
Activation Fee (per card)	$.50
Transaction Fees **PIN and Signature based POS and ATM**	**Fee per Transaction**
First 250,000	$.0700
Next 250,000	$.0650
Next 500,000	$.0575
Next 500,000	$.0500
Next 1,000,000	$.0475
All others	$.0425
IVR (Interactive Voice Response) – Financial and non-financial	$ .25
eCelerity Open™ Transaction Fees All transactions originating from an Aces Wired Center	**No Charge**
Receipt of Interchange Customer shall be paid 80% of POS interchange within two (2) business days of the date such interchange is received by ECELERITY with respect to the interchange for the prior month.	
Other Fees	
Regulation E Inquiry / Adjustments	$15.00
Adjustment – CUSTOMER Initiated	$15.00
Card File Upload – per file (not applicable to instant issue cards)	$ 2.50
Overdrafts	$ 5.00
Chargeback Processing	$ 2.50
System Setup eCelerity Open™ standard configuration between CTS and Customer includes: Circuit Installation and hardware configuration: (CUSTOMER to provide hardware on remote end) Standard Transaction Interface Card Maintenance; Balance, Debit/Purchases, Credit / Load, History (Current Business Day), Standard limit and fee checking Certification and Testing 20 hours of testing included Database setup for fee and limit values All BIN Registration Management and Card File Setup for the Program	Included